

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 1, 2023

J. Kevin Willis
Chief Financial Officer
Ashland Inc.
8145 Blazer Drive
Wilmington, Delaware 19808

> **Re: Ashland Inc.**
> **Form 10-K for Fiscal Year Ended September 30, 2022**
> **Filed November 21, 2022**
> **File No. 333-211719**

Dear J. Kevin Willis:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended September 30, 2022

Liquidity
Free cash flow and other liquidity resources, page M-27

1.   Please present the most directly comparable GAAP measure to the non-GAAP measure "ongoing free cash flow conversion". Refer to footnote 27 of the SEC Final Rule Release Number 33-8176. Additionally, disclose why management believes the presentation of this measure provides useful information to investors, and to the extent material, disclose the additional purposes, if any, for which management uses the measure. Refer to Item 10(e)(1)(i) of Regulation S-K.

<u>Critical Accounting Policies</u>
<u>Asbestos litigation, page M-36</u>

2.   We note that asbestos-related liabilities are now based on a 40-year model instead of a 50-year model. Please disclose this change, the reason for the change, and if material, any change in estimates that resulted from the change. Refer to Item 303(b)(3) of Regulation S-K.

        In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Aamira Chaudhry at 202-551-3389 or Theresa Brillant at 202-551-3307 with any questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Trade & Services